The MediaWorks, 191 Wood Lane

London, W12 7FP, United Kingdom

April 14, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Delaying Amendment for Autolus Therapeutics plc

Registration Statement on Form S-3 (File No. 333-295004)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-295004) filed with the Securities and Exchange Commission (the “Commission”) by Autolus Therapeutics plc on April 13, 2026 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel, Cooley LLP, Attention: Christian Plaza (+1 703 456 8006), email: cplaza@cooley.com or, in his absence, Courtney T. Thorne (+44 (0) 20 7556 4420), email: cthorne@cooley.com.

Sincerely,

AUTOLUS THERAPEUTICS PLC

By:	/s/ Robert Dolski
Name:	Robert Dolski
Title:	Chief Financial Officer

cc:	Christian Plaza, Cooley LLP

Courtney T. Thorne, Cooley LLP